STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

April 16, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Deborah O'Neal-Johnson

Re:	The Lazard Funds, Inc.
File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the "Fund"), on or about April 24, 2015 we plan to file with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 106 (the "Amendment") to the Fund's Registration Statement on Form N-1A (the "Registration Statement").  The Amendment relates to Post-Effective Amendment No. 103 ("Amendment No. 103") to the Registration Statement, filed on February 20, 2015, which was filed in order to: (i) add an additional strategy for Lazard Master Alternatives Portfolio, the Emerging Markets Long/Short Equity Strategy; (ii) add disclosure stating that each Portfolio except Lazard US Small-Mid Cap Equity Portfolio and Lazard International Equity Portfolio may enter into futures contracts and/or swap agreements in an effort to protect the Portfolio's investments against a decline in the value of portfolio investments that could occur following the effective date of a shareholder's redemption order and while the Portfolio is selling securities to meet the redemption request; (iii) change the format of the prospectus to include a full statement of each Portfolio's investment strategy and investment risks in response to Item 9 of Form N-1A, whereas the response to Item 9 previously only disclosed additional information (i.e., did not repeat information from the summary section); (iv) move certain strategy and risk disclosure from the summary section to the back of the prospectus (solely to shorten the summary section to focus on principal investment strategies and principal risks and not to effect a change in any Portfolio's principal investment strategy); and (v) make certain minor changes to various risk factors.

The Amendment will respond to comments of the staff (the "Staff") of the Commission on Amendment No. 103 that were provided to the undersigned by Deborah O'Neal-Johnson of the Staff via telephone on April 6, 2015.  The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of Amendment No. 103.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

US Equity Concentrated Portfolio

Summary Section—Fees and Expenses

1.
Staff Comment:  Please confirm whether, in connection with the Expense Limitation Agreement, Lazard Asset Management LLC (the "Investment Manager") retains a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement.

Response:  The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from the Portfolio for the fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

Summary Section—Principal Investment Strategies

2.
Staff Comment:  The second paragraph states:  [t]he Portfolio may invest up to 20% of its assets in securities of non-US Companies."  If investing in emerging markets is part of this Portfolio's principal investment strategy (or for any other Portfolio that invests in foreign companies), please add appropriate disclosure stating so in this section and add corresponding risk disclosure in Summary Section—Principal Investment Risks.

Response:  We have been advised by Fund management that investing in emerging markets is not a part of the Portfolio's principal investment strategy.  Therefore, we believe no additional disclosure is necessary for this Portfolio.  Additionally, we have reviewed the disclosure for other Portfolios with Fund management and determined no additional revision was necessary.

Summary Section—Principal Investment Risks

3.
Staff Comment:  "High Portfolio Turnover Risk" is included as a principal investment risk for the Portfolio.  If active or frequent trading of securities is a part of the Portfolio's principal investment strategy, please add appropriate disclosure in the strategy section.

Response:  We have been advised by Fund management that active or frequent trading of securities is not part of the Portfolio's principal investment strategy; additionally, the Portfolio's portfolio turnover rate fell below 100% for the last fiscal year and "High Portfolio Turnover Risk" has been removed as a principal investment risk for the Portfolio.  We have been advised by Fund management that the Portfolio's portfolio turnover rate was elevated in 2013 when, during a strong equity market, the price objectives of some of the Portfolio's largest positions were achieved and the positions were sold and replaced with new investments.  "High Portfolio Turnover Risk" is included as an additional investment risk of investing in the Portfolio in the response to Item 9 of Form N-1A.

US Mid Cap Equity Portfolio

Summary Section—Fees and Expenses

4.	Staff Comment: Please confirm that the Portfolio has no fee waiver or expense limitation arrangement in place.

Response:  There is an expense limitation arrangement in place for the Portfolio, which is described in Fund Management.  However, in the last fiscal year the Portfolio's Total Annual Operating Expenses were below the expense limitation; therefore, as required by Form N-1A, the arrangement is not disclosed in the fee table.

International Equity Portfolio

Summary Section— Principal Investment Strategies

5.
Staff Comment:  The first sentence of the first paragraph states:  "[t]he Portfolio invests primarily in equity securities, principally common stocks, of relatively large non-US companies . . . ."  Please define what companies the Portfolio considers to be "non-US companies."

Response:  Since the Portfolio has no specific requirement regarding a percentage of assets to be invested in non-US companies, we do not believe additional disclosure regarding the definition of "non-US companies" is necessary.

International Strategic Equity Portfolio

Summary Section—Principal Investment Strategies

6.
Staff Comment:  Please confirm whether the Portfolio has a market capitalization target.  If investing in companies with a certain market capitalization is part of the Portfolio's principal investment strategy, please add appropriate disclosure stating so in this section.  If investing in small and mid cap companies is a part of the Portfolio's principal investment strategy, please add corresponding risk disclosure in Summary Section—Principal Investment Risks.

Response:  Please note that the following is included as the second sentence of Investment Strategies—International Strategic Equity Portfolio: "[t]he Portfolio may invest in companies of any size, and the market capitalizations of companies in which the Portfolio invests may vary with market conditions."  We have been advised by Fund management that investing in small and mid cap companies is not a part of the Portfolio's principal investment strategy.  Therefore, we believe no additional disclosure is necessary.

International Small Cap Equity Portfolio

Summary Section—Principal Investment Strategies

7.	Staff Comment: The second sentence of the first paragraph states:

The Investment Manager considers "small non-US companies" to be those non-US companies with market capitalizations, at the time of initial purchase by the Portfolio, below $5 billion or in the range of the smallest 10% of companies included in the MSCI EAFE Index . . . .

Please confirm whether a non-US company will be considered to be a small cap company if either it has a market capitalization, at the time of initial purchase by the Portfolio, below $5 billion or it is in the range of the smallest 10% of companies included in the MSCI EAFE Index, or if the test looks at the smaller of the two measurements.  If the former, please note that the Staff considers a market capitalization of $5 billion to be in the mid cap range.

Response:  A non-US company will be considered to be a small cap company if either it has a market capitalization, at the time of initial purchase by the Portfolio, below $5 billion or it is in the range of the smallest 10% of companies included in the MSCI EAFE Index.   We are not aware that the Commission or the Staff has provided publicly available interpretations or guidance regarding market capitalization ranges for purposes of Rule 35d-1, and we have received differing comments from the Staff regarding the definition of small capitalization in registration statements/amendments reviewed by the Staff.  We have been advised by Fund management that this definition is reasonable, and we are aware of other funds which define small capitalization as up to $5 billion in market capitalization.  In the absence of publicly available guidance from the Commission or the Staff applying to all similar funds, we prefer not to change the definition used for the Portfolio.

Emerging Markets Equity Portfolio

Summary Section—Principal Investment Strategies

8.
Staff Comment:  Please confirm whether the Portfolio has a market capitalization target.  If investing in companies with a certain market capitalization is part of the Portfolio's principal investment strategy, please add appropriate strategy and risk disclosure.

Response:  The following sentence has been added as the third sentence of the first paragraph in Investment Strategies and Investment Risks—Investment Strategies—Lazard Emerging Market Equity Portfolio:  "[t]he Portfolio may invest across the capitalization spectrum, and the market capitalizations of companies in which the Portfolio invests may vary with market conditions."  Additionally, "Large Cap Companies Risk" has been added as a principal risk of investing in the Portfolio.  We have been advised by Fund management that investing in small and mid cap companies is not a part of the Portfolio's principal investment strategy.

Emerging Markets Multi Asset Portfolio

Summary Section—Fees and Expenses

9.	Staff Comment: Please confirm supplementally whether "Acquired Fund Fees and Expenses" exceeded one basis point (0.01%) in the last fiscal year. If so, please add a line item to the fee table.

Response: "Acquired Fund Fees and Expenses" were less than one basis point in the last fiscal year and are included in "Other Expenses" in the fee table.

Summary Section—Principal Investment Strategies

10.
Staff Comment:  The first sentence of the fourth paragraph states: "[t]he Portfolio may invest significantly in securities rated below investment grade . . . ." Please quantify what percentage of the Portfolio's assets constitutes a "significant investment."

Response: We have revised the sentence as follows: "[t]he Portfolio may invest without limitation in securities rated below investment grade (e.g., lower than Baa by Moody's Investors Service, Inc. ('Moody's') or lower than BBB by Standard & Poor's Ratings Group ('S&P'))('junk bonds') or securities that are unrated."

11.
Staff Comment:  The fifth paragraph states that the Portfolio may invest in swap agreements.  Please confirm that, if the Portfolio intends to enter into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.  Additionally, if the Portfolio intends to enter into total return swap agreements, please review the set-aside recommendations in Securities Trading Practices of Investment Companies, Rel. No. IC-10666 (April 18, 1979) ("Release 10666") and confirm compliance with Release 10666.

Response:  We have been advised by Fund management that, if the Portfolio enters into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.  Additionally, we have been advised by Fund management that, if the Portfolio enters into total return swap agreements, it will comply with Release 10666 and subsequent Staff no-action letters or interpretations.

Summary Section—Principal Investment Risks

12.	Staff Comment: As the Portfolio may invest "significantly" in high yield securities, please consider expanding the risk disclosure regarding junk bonds.

Response: We have expanded the risk disclosure regarding junk bonds. Please see the response to Comment No. 18.

13.	Staff Comment: As the Portfolio intends to enter into swap agreements, including credit default swaps, please add corresponding risk disclosure in Summary Section—Principal Investment Risks.

Response: Please note that the risks of entering into swap agreements are included in "Forward Currency Contracts and Other Derivatives Risk."

Emerging Markets Income Portfolio

Summary Section—Principal Investment Strategies

14.
Staff Comment:  The first sentence of the first paragraph states that, "under normal circumstances, the Portfolio invests at least 80% of its assets in currencies, debt securities, derivative instruments and other investments that are economically tied to emerging market countries" (the "80% Policy").  Please confirm how derivative instruments will be valued for purposes of the 80% Policy.

Response:  We have been advised by Fund management that, for purposes of the 80% Policy, derivative instruments will be valued at market (rather than notional) value.  However, please note the second sentence of the first paragraph:

Such investments may include combinations of these instruments that have economic characteristics similar to currencies or debt securities economically tied to emerging markets countries, such as a currency forward contract denominated in an emerging markets currency and US dollar denominated debt security in a principal amount corresponding to the notional value of forward contracts, which together have economic characteristics similar to a debt security denominated in the emerging markets currency.

15.	Staff Comment: Please confirm that derivatives mentioned in Summary Section—Principal Investment Strategies are all a part of the Portfolio's principal investment strategy.

Response:  We have worked with Fund management to review the disclosure with respect to derivatives for all Portfolios and revised the summary sections to only reflect those derivatives that Fund management has advised are a part of the relevant Portfolio's principal investment strategy.  For this Portfolio, only forward currency contracts remain in the summary section.

Explorer Total Return Portfolio

Summary Section—Principal Investment Risks

16.	Staff Comment: Please add "('junk bonds')" after the reference to "non-investment grade securities" in the fifth sentence of Fixed-Income and Debt Securities Risk.

Response: The requested change has been made. Please see the response to Comment No. 18.

17.	Staff Comment: Please add risk disclosure for convertible securities, commercial paper, collateralized debt obligations ("CDOs") and leverage from derivatives.

Response:  We have removed the second sentence of the first paragraph referencing convertible securities, commercial paper and CDOs.  However, we have added risk disclosure for these instruments to the chart in Investment Strategies and Investment Risks—Investment Risks.  We believe that the existing derivatives risk disclosure includes sufficient disclosure regarding the effect of leverage from derivatives:

These derivatives transactions, as well as the exchange-traded options and other derivatives transactions in which the Portfolio may invest, are subject to many of the risks of, and can be highly sensitive to changes in the value of, the related currency, security or other reference asset. As such, a small investment could have a potentially large impact on the Portfolio's performance.

All Fixed-Income and Bond Portfolios

Summary Section—Principal Investment Risks

18.
Staff Comment:  Please review the Division of Investment Management's Guidance Update, Risk Management in Changing Fixed Income Market Conditions, No. 2014-01 (January 2014) (the "Fixed Income Guidance").  The Portfolios should assess the adequacy of their risk disclosures in light of the current interest rate environment, considering the risks of rising interest rates, potential volatility and increased redemptions.  As discussed in the Fixed Income Guidance, the Staff is concerned that if interest rates increase from their current historically low levels, fixed-income instruments may become illiquid and these Portfolios may experience liquidity issues in case of redemptions.

Response: We have revised "Fixed Income and Debt Securities Risk" in Investment Strategies and Investment Risks—Glossary—Investment Risks as follows:

The market value of a debt security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally.  The debt securities market can be susceptible to increases in volatility and decreases in liquidity.  Prices of bonds and other debt securities tend to move inversely with changes in interest rates.  Typically, a rise in rates will adversely affect debt securities and, accordingly, will cause the value of a Portfolio's investments in these securities to decline.  Increases in volatility and decreases in liquidity may be caused by a rise in interest rates (or the expectation of a rise in interest rates), which are at or near historic lows in the United States and in other countries.  Interest rate risk is usually greater for fixed-income securities with longer maturities or durations.  During periods of reduced market liquidity, a Portfolio may not be able to readily sell debt securities at prices at or near their perceived value.  An unexpected increase in Portfolio redemption requests, including requests from shareholders who may own a significant percentage of a Portfolio's shares, which may be triggered by market turmoil or an increase in interest rates, could cause the Portfolio to sell its holdings at a loss or at undesirable prices and adversely affect the Portfolio's share price and increase the Portfolio's liquidity risk, Portfolio expenses and/or taxable distributions.  Economic and other developments can adversely affect debt securities markets.

A Portfolio's investments in lower-rated, higher-yielding securities ("junk bonds") are subject to greater credit risk than its higher rated investments.  Credit risk is the risk that the issuer will not make interest or principal payments, or will not make payments on a timely basis.  Non-investment grade securities tend to be more volatile, less liquid and are considered speculative.  If there is a decline, or perceived decline, in the credit quality of a debt security (or any guarantor of payment on such security), the security's value could fall, potentially lowering a Portfolio's share price.  The prices of non-investment grade securities, unlike investment grade debt securities, may fluctuate unpredictably and not necessarily inversely with changes in interest rates.  The prices of high yield securities can fall in response to negative news about the issuer or its industry, or the economy in general to a greater extent than those of higher rated securities.  The market for these securities may be less liquid and therefore these securities may be harder to value or sell at an acceptable price, especially during times of market volatility or decline.  Liquidity can decline unpredictably in response to overall economic conditions or credit tightening.

In addition we have added the following "Monetary Policy, Political and Legislative Risks" to Investment Strategies and Investment Risks—Investment Risks for all Portfolios that invest in fixed income securities:

Monetary Policy, Political and Legislative Risk.  The global financial crisis was one instance in which certain governments and/or their central banks, including the Board of Governors of the Federal Reserve System in the US, took steps to support financial markets, including implementing measures to keep interest rates low.  Changes to, or failure of, these policies, a change in investor perception with respect to these policies and/or a rise in interest rates, may expose fixed-income and related markets to heightened volatility, interest rate sensitivity and reduced liquidity, which could cause the value of a Portfolio's investments and share price to fall.  Portfolio redemptions also may increase, which may result in higher portfolio turnover and Portfolio expenses.  Policy and legislative changes worldwide are affecting many aspects of financial regulation.  The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time.

US Realty Income Portfolio

Summary Section—Principal Investment Strategies

19.	Staff Comment: Please confirm that derivatives mentioned in Summary Section—Principal Investment Strategies are all a part of the Portfolio's principal investment strategy.

Response: Please see the response to Comment No. 15. We have confirmed with Fund management that all of the derivatives listed are a part of the Portfolio's principal investment strategy.

Summary Section—Principal Investment Risks

20.	Staff Comment: Please consider adding risk disclosure regarding the Portfolio's investments in master limited partnerships.

Response: MLP Risk has been added as a principal investment risk of the Portfolio.

US Realty Equity Portfolio

Summary Section—Principal Investment Strategies

21.
Staff Comment: The first sentence of the first paragraph states that: "under normal circumstances, the Portfolio invests at least 80% of its assets in equity securities . . . of US Realty Companies . . . as well as certain synthetic instruments related to US Realty Companies" (the "Realty Equity 80% Policy").  Please confirm whether the Portfolio is planning to include derivatives among the aforementioned "certain synthetic instruments" and, if so, please confirm how these derivative instruments will be valued for purposes of the Realty Equity 80% Policy.

Response:  We have been advised by Fund management that "certain synthetic instruments" will include derivatives.  For purposes of the Realty Equity 80% Policy, derivative instruments will be valued at market (rather than notional) value.

Fundamental Long/Short Portfolio

Summary Section—Principal Investment Strategies

22.
Staff Comment:  If investing in emerging markets is part of the Portfolio's principal investment strategy, please add appropriate disclosure stating so in this section and add corresponding risk disclosure in Summary Section—Principal Investment Risks.

Response:  See the response to Comment No. 2.  We have been advised by Fund management that investing in emerging markets is not part of the Portfolio's principal investment strategy.  Therefore, we do not believe additional disclosure is necessary.

Enhanced Opportunities Portfolio

Summary Section—Fees and Expenses

23.	Staff Comment: Please confirm whether dividend and interest expenses on securities sold short are included in the fee table.

Response:  We have been advised by Fund management that it is not currently anticipated that dividend and interest expenses on securities sold short will exceed one basis point (0.01%); therefore, no line item for those expenses is included in the fee table.

Master Alternatives Portfolio

Summary Section—Principal Investment Strategies

24.
Staff Comment:  Please confirm whether the US equity long/short strategy, described in the second bullet point of the third paragraph, has a market capitalization target.  If investing in companies with a certain market capitalization is part of the strategy's principal investment strategy, please add appropriate strategy and risk disclosure.

Response:  The following has been added as the last sentence of the referenced bullet point:  "[t]he strategy may invest in companies across the capitalization spectrum . . . ."  Both "Large Cap Companies Risk" and "Small and Mid Cap Companies Risk" are already included as principal risks of investing in the Portfolio.

Other Performance of the Investment Manager

25.
Staff Comment:  The first sentence of the first paragraph states:  "[t]he Portfolio's investment objective, policies and strategies are substantially similar to those used by the Investment Manager in advising certain discretionary accounts . . . ."  Please confirm that each Composite includes all accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the Portfolios or that the omission of certain accounts does not render the other performance misleading.

Response:  We have been advised by Fund management that each Composite includes all accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the corresponding Portfolio that meet the Composite construction requirements (including length of existence and account size) and that Fund management believes that any exclusion from the Composite of accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the corresponding Portfolio pursuant to construction requirements does not render the Composite misleading.

*     *     *     *     *     *     *     *

We hope the Staff finds that this letter and the revisions to the prospectus and SAI are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.5673.

Very truly yours,
/s/ Alex Kaufman
Alex Kaufman